SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549


                                    FORM 6-K


                        Report of Foreign Private Issuer


                        Pursuant to Rule 13a-16 or 15d-16
                     of the Securities Exchange Act of 1934


                           For the month of June, 2007

                              RYANAIR HOLDINGS PLC
                 (Translation of registrant's name into English)

                      c/o Ryanair Ltd Corporate Head Office
                                 Dublin Airport
                              County Dublin Ireland
                    (Address of principal executive offices)


Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                         Form 20-F..X.. Form 40-F.....


Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange
Act of 1934.

                               Yes ..... No ..X..


If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________








                  EU COMMISSION TO BLOCK AER LINGUS TAKEOVER

         EUROPEAN CONSUMERS DENIED EUR100m P.A. IN LOWER FARES BY THE EU

Ryanair, Europe's largest low fares airline today (Tuesday 26 June) held a Press Conference in Brussels to respond to the recent European Commission leaks indicating that Ryanair's offer for Aer Lingus will be prohibited. Ryanair expects this prohibition decision to be announced by DG Competition over the coming week.

Ryanair condemned this prohibition decision on a number of grounds as follows:

 1. This prohibition reverses 20 years of EU airline consolidation which has seen the Commission approve all other mergers between larger competitors including Air France/KLM, Lufthansa/Swiss and Lufthansa/Austrian, all with minimal remedies.

 2. This prohibition is unjustified in the case of two airlines which between them account for less than 5% of the EU air travel market.

 3. The decision is politically motivated, designed to appease the narrow interests of the Irish Government, which was the only party (other than Aer Lingus itself) to object to the merger.

 4. This decision is bad for consumers, because it allows Aer Lingus to continue to increase its fares and levy unjustified fuel surcharges, both of which would have been reduced/eliminated had the Ryanair merger succeeded.

 5. The decision is manifestly erroneous as it applys a citypair analysis (e.g. claiming that Aer Lingus flights to Heathrow and Charles de Gaulle compete with Ryanair flights to Stansted and Beauvais) when every other EU airline merger precedents have applied an airport pair analysis (under which rules typically Heathrow and Charles de Gaulle would be deemed to be separate markets from Stansted and Beauvais respectively).

 6. The decision is manifestly in error since it is based on the Commission's inaccurate claim that there are barriers to entry at Dublin Airport, when the case file evidence clearly proves that there are no barriers to entry at Dublin Airport.

 7. The decision inaccurately claims that other competitors would not enter Dublin Airport, when the case file proves that other competitors have confirmed they will enter Dublin Airport.

 8. The decision is based on applying a "base" competition concept which has no precedent and is a misapplication of 25 year old US cases.

 9. The Commission wrongly claims that Aer Lingus has a record of entering routes where Ryanair operates. In fact the opposite is the case. Aer Lingus has withdrawn from over 20 Ryanair routes in the past 7 years.

The decision ignores the substantial consumer benefits of over EUR100m p.a. guaranteed by Ryanair's remedies package which included:

 1. Reducing Aer Lingus's short-haul fares by 10% p.a. (saving consumers over EUR70m p.a.).
 2. Immediately eliminating Aer Lingus's fuel surcharges (saving consumers over EUR30m p.a.).
 3. Transferring Heathrow slots to BA and Air France, who will each base aircraft in Dublin.
 4. Transferring Dublin slots to other competitors, as long as they based between 6 to 10 new aircraft in Dublin (a total of over 2,800 weekly slots).

This prohibition will make further European airline consolidation more difficult to proceed including for example the rumoured takeover of Alitalia by Air One, and the rumoured acquisition of Iberia by a British Airways led consortium. At a time when European airlines are facing renewed competition from American mega carriers under EU-US Open Skies, this prohibition reverses the Commission's 20 year policy of encouraging EU airline consolidation, denies Aer Lingus passengers a guarantee of lower fares and zero fuel surcharges, and shows the Commission's lack of impartiality or balance in cases which conflict with the narrow vested interests of national governments.

Speaking at today's press conference in Brussels, Ryanair's Chief Executive, Michael O'Leary said:

    "The European Commission's decision to prohibit this merger between two EU airlines which between them represent just 5% of European airline traffic is not just unprecedented, but in our view unlawful.

    "We call on the Commission to explain how it can rubber stamp mergers between larger airlines such as Air France/KLM, Lufthansa/Swiss and Lufthansa/Austrian, when these airlines have bigger positions at their home airports than the combined Ryanair/Aer Lingus share at Dublin Airport. When Air France which has over 60% share of aircraft movements at Paris CDG is allowed by the Commission (with minimal remedies) to acquire KLM which has over 60% share of movements at Schipol, it is untenable that the Commission now changes these rules, to prohibit a Ryanair/Aer Lingus merger which will result in a similar 60% share of movements at only one airport Dublin which is currently doubling its capacity. Whereas the Air France/KLM merger, resulted in significant fare increases, Ryanair has offered unprecedented remedies which include over EUR100m p.a. of guaranteed fare and fuel surcharge reductions. It is obvious that the Commission is applying a unique and unprecedented set of rules in the Ryanair/Aer Lingus case.

    "The Commission's case as set out in its Statement of Objections is materially inaccurate. There were over 100 material errors and, inaccuracies in the Commission's SO. The Commission has already admitted that its own econometric analysis was inaccurate by a factor of 100. Many of the Commission's claims (which were transposed verbatim from the false claims made by the Irish Department of Transport and Aer Lingus) are factually untrue.

    "Air Berlin recently completed the acquisition of Deutsche BA and LTU in Germany. Both of these takeovers were approved by the German Competition Authority with minimal remedies, despite the fact that they led to higher fares and fuel surcharges for DBA and LTU passengers. Similarly Flybe has recently acquired BA Connect from British Airways under a merger whereby British Airways acquired a 15% stake in Flybe, the UK's second largest low fares airline. Yet again the UK Office of Fair Trading approved this merger with very minimal remedies. It is surprising that the only airline merger in Europe over the past 20 years which has been prohibited is this proposed Ryanair/Aer Lingus takeover. The only difference with this merger is the opposition of the Irish Government and one can only conclude that the European Commission's decision to prohibit is a political one to appease the Irish Government rather than advance the interests of Aer Lingus's consumers and European competitiveness generally.

    Ryanair, which currently owns just 25% of Aer Lingus, will appeal this prohibition to the European Court of First Instance, and seek to have it overturned. The Court has overturned several Commission prohibitions and we expect the Court will do so again in this case. European consumers should not be denied the lower fare and fuel surcharge savings which will follow from a Ryanair/Aer Lingus merger. Ryanair calls on the European Commission to explain how it can rubber stamp Air France's and Lufthansa's acquisitions, as well as all other EU airline mergers over the past 20 years, yet now prohibit a merger between two Irish airlines which combined account for less than 5% of EU airline traffic. We are confident that the European Courts will overturn this bizarre, illogical, manifestly inaccurate and untenable prohibition.

    Ryanair also confirmed that it will oppose any attempt by the European Commission to require it to dispose of its stake in Aer Lingus. Ryanair highlighted that it owns just 25% of Aer Lingus, and has no control over Aer Lingus which remains controlled and run by the Irish Government and its trade unions. Ryanair highlighted that in recent months it has called upon Aer Lingus to lower its airfares - yet Aer Lingus has raised them. Ryanair has also called on Aer Lingus to remove its unjustified fuel surcharges - yet again Aer Lingus has since raised them. The fact that Aer Lingus's share price has now fallen to EUR2.50, some 30 cents below the Ryanair offer of EUR2.80 per share suggests that the Board and management of Aer Lingus are putting the interests of its major shareholder, the Irish Government, over the interests of other Aer Lingus shareholders who should be entitled to accept Ryanair's offer and this is a very worrying development for ordinary Aer Lingus shareholders.

    Aer Lingus fares last year were more than twice those of Ryanair, and rising. Aer Lingus passengers continue to suffer high fuel surcharges whereas Ryanair guarantees "no fuel surcharges". With this decision, Aer Lingus' high fares and fuel surcharges will continue. Aer Lingus' passengers should send the bill for their higher fares and fuel surcharges to the European Commission, rue de la Loi 200, Brussels!".



    Ends.                           Tuesday 26th June, 2007


    For further information please contact:

                                    Pauline McAlester, Murray Consultants
                                    Tel. +353-1-4980300 or
                                    Mob. +353-87-2558300


    Editor's Note:

    Finally, Ryanair welcomed the confirmation of the EU Ombudsman that he will investigate a series of leaks by the EU Commission in this case and its failure to take any action against Aer Lingus for leaking/publishing details of Ryanair's confidential remedies to the markets.

 SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, hereunto duly authorized.

                                    RYANAIR HOLDINGS PLC


Date:  26 June, 2007

                                    By:___/s/ James Callaghan____

                                    James Callaghan
                                    Company Secretary & Finance Director